Exhibit 11

Computation of Earnings per Share

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
Income available to common stockholders	$1,144,994	$3,524,231
Weighted average shares outstanding	4,975,542	4,975,542
Basic earnings per share	$0.23	$0.71
Income for diluted earnings per share	$1,144,994	$3,524,231
Total weighted average common shares and equivalents outstanding for diluted computation	4,975,858	4,979,019
Diluted earnings per share	$0.23	$0.71